Filed by U.S. Premium Beef, LLC pursuant
to Rule 425 under the Securities Act of 1933
Subject Company: U.S. Premium Beef, LLC
Commission File No.: Not yet assigned

This filing relates to the possible conversion of U.S. Premium Beef, Ltd. (the “Company”) from a Kansas cooperative into a Delaware limited liability company.  If the Company’s Board of Directors elects to pursue the possible conversion, an S-4 Registration Statement will be filed by U. S. Premium Beef, LLC, a wholly-owned subsidiary of the Company and the entity which would be the surviving entity if the conversion were to be approved by the Company’s members.  The following Power Point presentation was made to the Company’s members on January 13, 2004, at the Company’s Fiscal 2003 Stockholders’ Meeting, in reliance upon Rules 135 and 165.

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[LOGO]

Structure Presentation

F2003 Annual Meeting

January 13, 2004

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This presentation contains forward-looking statements based on assumptions by the management of U.S. Premium Beef, Ltd. as of the date of this presentation, including assumptions about risks and uncertainties faced by the U.S. Premium Beef, Ltd.  When used in both the oral and written portions of this presentation, the words “believe,” “expect,” “anticipate,” “intend,” “will” and similar verbs or expressions are intended to identify such forward-looking statements.

If management’s assumptions prove incorrect or should unanticipated circumstances arise, U.S. Premium Beef’s actual results could differ materially from those anticipated. Such differences could be caused by a number of factors or combination of factors including, but not limited to, factors discussed in this presentation and the factors that will be discussed in future communications with U.S. Premium Beef’s members.   Those factors could include, but are not limited to, demand for the U.S. Premium Beef’s cattle and the beef products made from them, the price and demand for beef on domestic and world markets, regulatory and other compliance costs associated with cattle disease arising under USDA or other state or federal regulation, and general economic conditions   Members are strongly urged to consider such factors when evaluating any forward-looking statement and not to put undue reliance on any forward-looking statements.  U.S. Premium Beef, Ltd. undertakes no obligation to update any forward-looking statements in this presentation to reflect future events or developments.

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Why Coop

•             Multi-owner structure

•             No entity tax for patronage business

•             Ease and speed of raising producer capital (30 vs. approx. 210 days)

•             Prior LLC rules were more restrictive

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USPB Challenges as COOP

•             Increased Non-Patron Business / Tax

•             Ownership vs. cattle deliveries

•             Alf Ventures

•             Limitations on Raising Capital

•             Practical prohibition on non-producer capital

•             Complicated

•             Investor / patron disconnect

•             Discounted equity value

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Member Objectives and Benefits at Formation

1.         Market Access

2.         Value Based Pricing

3.         Data

4.         Earnings

5.         Investment Growth

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USPB Earnings Per Share

(Status Quo)

[CHART]

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Future Objectives and Benefits for Members

1.         Investment Growth

2.         Earnings

3.         Market Access

4.         Grid

5.         Data

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Key Assumptions

•	5 year average sales increase	4.2%
•	5 year average COGS / Sales	95.98%
•	5 year average SG&A / Sales	.75%
•	Operating Loan Interest	5.25%
•	Senior Note Interest	11%

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USPB Earnings Per Share

(Status Quo)

[CHART]

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Investor / Patron Disconnect

•             Leasing

•             Lessee (non-shareholder & shareholder)

•             Lessor

•             Non delivery

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Calculating Company Value

•             EBITDA – Free Cash Flows

•             Multiple – Multiple of EBITDA associated with specific industry

•             Debt – Total debt excluding working capital

•             Enterprise Value = (EBITDA X Multiple) – Debt

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Retained Earnings

(Assumes 40% Cash Dist.)

(Assume 35% Non-Stockholder)

[CHART]

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Accumulative Cash Distributions

(Assumes 40% Cash Dist.)

[CHART]

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USPB Share Value

(Status Quo)

[CHART]

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Review Objectives

“Sell Meat and Meals Instead of Cattle”

•             Market Access

•             Competitive Value Based Grid

•             Data / Information

•             Processing Returns

•             Tax efficiency

•             Share Value Efficiency

•             Share Liquidity

•             Timely sales at fair price

•             Broad buyer pool

•             Clean sales pitch

•             Common value for all shares

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Structural Alternatives

•             Remain as Coop

•             C Corporation

•             S Corporation

•             Drop New Interest In NBP into LLC

•             Wyoming Coop

•             Partnership – LLC

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Remain as Coop

•             PROs

•             No tax on conversion

•             Members know it

•             Legal benefits

•             Political and marketing strategies

•             CONs

•             Double taxation – entity level tax on non-patronage business

•             Retained earnings and Gain not aligned with investor

•             Restrictions on sources of equity

•             Limited marketability of stock

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Corporation

•             PROs

•             Attract outside equity

•             Increased marketability of stock

•             Retained earnings problem capped

•             Retained earnings / gain aligned with investor

•             CONs

•             Double Taxation – Entity level tax on all income

•             Lose coop designation for legal advantages

•             Lose political advantage

•             Securities registered

•             Change for members

•             S Corp restriction of 75 members

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Drop New Interest into LLC

•             PROs

•             Member knows current system / but educate on new LLC

•             Maintain partial political and legal advantages

•             CONs

•             State law and USPB articles require non shareholder ownership (retained equity) in new LLC (35% non-shareholders)

•             Gain (tax) is greatest in this structure

•             To minimize tax would require distribution of units to retained equity holders

•             Risk of non-patronage income at Coop

•             Retained earnings / Gain not fully aligned with investor

•             Limited ability to attract non-producer in coop, but possible in LLC

•             Marketability of Coop stock remains problem

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Wyoming Coop

•             PROs

•             Obtain investor equity

•             Pass through taxation on all income

•             Retained earnings problem lessened

•             Retained earnings / gain aligned with investor

•             Retains coop designation for state purposes

•             Some retained political benefits

•             CONs

•             Tax on conversion

•             Retained earnings / gain disconnect continues

•             Administrative burden of large partnership

•             Securities registration

•             Educate member on new change

•             Statutory governance and distribution provisions

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LLC

•             PROs

•             Flexibility – earnings / governance

•             Investment from non producers

•             Pass through taxation on all income

•             Retained earnings / gain aligned with investor

•             Retained earnings capped

•             Clean break from Coop

•             Under certain conditions, maintain Capper Volstead protection

•             CONs

•             Tax on conversion

•             Administrative burden of large partnership

•             Securities registration

•             Educate member on new change

•             Lessen cooperative public advantages and some legal advantages

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Earnings Stream to Non-Investors

•             PROs

•             Members and Shareholders don’t have to change leasing

•             Non-shareholder political benefits

•             CONs

•             Potential shareholder tax liability

•             Risk of Co. loss to unit holder disconnected from earnings flow

•             Increased accounting cost for lessees – K1’s

•             Limited ability to increase lease rate to pay for increased lessees’ earnings benefit

•             Continues disconnect between retained equity and investor

•         Lose share value for shareholders

•         Lose share liquidity

•         Lose potential equity investment

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Earnings Stream to Investors

•             PROs

•             No risk of IRS challenge

•             Generally accepted business principal

•             Enhance share liquidity and value

•         Common sales pitch

•         Simple sales pitch

•         Attract outside equity investment

•             Accommodates long term earnings increase

•             Accommodates long term appreciation of investment

•             CONs

•             Members and Shareholders change leasing arrangements

•             Industry perception

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Structural Alternatives

•             Partnership – LLC

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Proposed LLC Structure

•             Class A Units - DELIVERY

•             691,845 Delivery Rights

•             Preferred Equity Assigned

•             Guaranteed Market Access

•             USPB Grid

•             Carcass Data

•             Receive 35% of USPB Earnings

•             Class B Units - INVESTMENT

•             691,845 investment units

•             Receive 65% of earnings by units

•             Retained equity divided among units (ex: own 10% of units then receive 10% of value upon liquidation)

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•             Initially, Class A and B market together

•             Class A has preferred equity

•             Class B is expected to increase in value over time due to expected increased Class B equity retained and earnings stream.

•             Class A and B can be separated once value of B is established

•             Earnings streamed only to unit holders (shareholders)

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USPB Earnings Per Share

(Status Quo)

BEFORE / AFTER

[CHART]

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Retained Earnings

(Assumes 40% Cash Dist.)

BEFORE / AFTER

[CHART]

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USPB Unit / Share Value

(Post Conversion / Less Capped Coop Retained Earnings)

(Assumes 35% earnings to A - 65% earnings to B)

(Assumes no value for market access or grid)

[CHART]

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Review Conversion Objectives

•             Market Access

•             Competitive Value Based Grid

•             Data / Information

•             Processing Returns

•             Tax efficiency

•             Share Value Efficiency

•             Share Liquidity

•          Timely sales at fair price

•          Broad buyer pool

•          Clean sales pitch

•          Common share price

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Governance

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Proposed LLC Structure

•             Board

•             Class A – Current Board Structure

•         Odd  3

•         Even  3

•         Seedstock  1

•         Elected by voting members – One member – One vote

•         Majority of ALL Board positions

•             Class B

•         Up to 5 Positions

•         Appointed by Class A Board

•             Minimum Class A Equal Vote on Grid

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Summary Comments

•             One Year Deadline approaching (must keep process moving)

•             Follow-up meetings and vote in Summer

•             Consider long term decision (5-10 years out)

•             Proposal addresses all objectives

•             Proposal enhances stock / unit value efficiency, liquidity and flexibility.

•             Downside is conversion cost and leasing change